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                         EXPENSE REIMBURSEMENT AGREEMENT

                                  GIANT 5 FUNDS

     This EXPENSE REIMBURSEMENT AGREEMENT, effective as of July 1, 2007 is by and between The Willis Group (the "Adviser") and Giant 5 Funds (the "Trust"), on behalf of the Giant 5 Total Index System and the Giant 5 Total Investment System, each a series of the Trust (each a "Fund" and, collectively, the "Funds").

     WHEREAS, the Trust is organized under Delaware Statutory Trust Law, and is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management company of the series type; and

     WHEREAS, the Trust, on behalf of the Funds, and the Adviser have entered into an Investment Advisory Agreement (the "Advisory Agreement"), pursuant to which the Adviser provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of each Fund; and

     WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Funds and their shareholders to maintain the expenses of the Funds at a level below the level to which the Funds might otherwise be subject;

     NOW, THEREFORE, the parties to this Agreement acknowledge and agree to the following:

1. Expense Limitation

     1.1 Operating Expense Limit. The maximum Operating Expense Limit for a fiscal year with respect to each Fund is 1.35% of the average daily net assets of the Fund. This Operating Expense Limit shall become effective July 1, 2007 and excludes any previous operating expenses accrued or paid before this date.

     1.2 Applicable Expense Limit. To the extent that the aggregate expenses incurred by a Fund in the 2008 fiscal year (referred to as "Fund Operating Expenses") exceed the Operating Expense Limit, the excess amount ("Excess Amount") will be the liability of the Adviser. Fund Operating Expenses may include, but are not limited to, investment advisory fees of the Adviser. Fund Operating Expenses do not include interest, taxes, expenses incurred by other investment companies in which the Fund may invest, brokerage commissions, other expenditures capitalized in accordance with generally accepted accounting principles, or other extraordinary expenses not incurred in the ordinary course of the Fund's business.

     1.3 Method of Computation. To determine the Adviser's liability with respect to the Excess Amount, each month the Fund Operating Expenses will be annualized as of the last day of the month. If the annualized Fund Operating expenses exceed the Operating Expense Limit of the Fund for the month, the Adviser will remit to the Fund an amount sufficient to reduce the annualized Fund Operating Expenses Limit.

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     1.4 Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an annual adjustment payment will be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced by the Adviser, as well as other payments remitted by the Adviser to the Fund with respect to adjustments made to the Fund Operating Expenses for the previous fiscal year, shall equal the Excess Amount.

2. Reimbursement of Fee Waivers and Expense Reimbursements

     2.1 Reimbursement. If during any fiscal year in which the Advisory Agreement is in effect, the estimated aggregate Fund Operating Expenses of a Fund for the year are less than the Operating Expense Limit for that year, the Adviser will be entitled to reimbursement of fees waived or remitted by the Adviser to the Fund pursuant to Section 1 of this Agreement. The total amount of reimbursement recoverable by the Adviser (the "Reimbursement Amount") is the sum of all fees previously waived or remitted by the Adviser to the Fund during any of the previous three (3) years, pursuant to Section l of this Agreement, less any reimbursement previously paid by the Fund to the Adviser with respect to any waivers, reductions, and payments made with respect to the Fund, provided, that the amount payable to the Adviser pursuant to this Section 2.1 is limited to not more than the difference between the Operating Expense Limit for the year and the actual Fund Operating Expenses for that year. The Reimbursement Amount shall not include fees waived and expenses reimbursed prior to the date of this Agreement. In addition, the Reimbursement Amount may not include any additional charges or fees, such as interest accruable on the Reimbursement Amount.

     2.2 Board Approval. No Reimbursement Amount will be paid to the Adviser in any fiscal year unless the Trust's Board of Trustees has determined that a reimbursement is in the best interest of the Fund and its shareholders. The Trust's Board of Trustees will determine quarterly in advance whether any Reimbursement Amount may be paid to the Adviser during the quarter.

3. Term and Termination of Agreement.

     This Agreement will continue in effect until March 31, 2008 and from year to year thereafter provided that each continuance is specifically approved by a majority of the Trustees of the Trust who are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (the "Independent Trustees"). Nevertheless, this Agreement may be terminated by either party to the Agreement, without payment of any penalty, upon ninety (90) days prior written notice to the other party at its principal place of business. Action to terminate the Agreement must be authorized by resolution of a majority of the Independent Trustees of the Trust.

4. Miscellaneous.

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     4.1 Captions. The captions in this Agreement are included for convenience of reference only and do not define or delineate any of the provisions of the Agreement, or otherwise affect their construction or effect.

     4.2 Interpretation. Nothing in this Agreement requires the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust, Bylaws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject, nor does this Agreement relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

     4.3 Definitions. Any questions of interpretation of any term or provision of this Agreement has the same meaning and is to be resolved by reference to the 1940 Act and the Advisory Agreement between the parties.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers, and have caused their respective corporate seals to be affixed to this Agreement as of the day and year first above written.

                                        THE WILLIS GROUP


                                        By: /s/ Michael Willis
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                                        Name: Michael Willis
                                        Title: President


                                        GIANT 5 FUNDS


                                        By: /s/ Paul D. Myers
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                                        Name: Paul D. Myers
                                        Title: Secretary and Treasurer